Exhibit 99.2

Ampio Pharmaceuticals, Inc. Announces Acquisition of DMI BioSciences, Inc.

GREENWOOD VILLAGE, Colo., July 27 /PRNewswire-FirstCall/ — Ampio Pharmaceuticals, Inc. (OTC Bulletin Board: AMPE) today announced it has finalized negotiations with the directors of DMI BioSciences, Inc. (DMI) to acquire DMI BioSciences, Inc. This acquisition will give Ampio access to all rights, royalties and patents associated with DMI’s major assets, drugs for male sexual dysfunction including premature ejaculation (PE) and combination drugs to treat premature ejaculation and erectile dysfunction (ED). These assets are protected by multiple issued U.S. and international patents and additional patent fillings. Ampio will also receive valuable Phase III clinical trial data accumulated for the treatment of premature ejaculation.

DMI’s drug for premature ejaculation is a unique lower dose of an existing approved drug with a well established safety profile. The drug demonstrated robust efficacy, safety and patient tolerability in Phase II clinical trials and was licensed to an international specialty pharmaceutical company which started Phase III clinical trials in Europe with its proprietary oral formulation. DMI regained ownership of the male sexual dysfunction drugs when the licensee withdrew from the latest trials due to its recent industry merger and an internal refocusing of therapeutic areas of interest.

“These late stage drugs will complement our existing pipeline of other repurposed drugs that require less time and expense to start clinical trials,” said Don Wingerter, Ampio’s CEO. “As a result, we can have multiple trials running concurrently without the need for excessive capital or a drain on our personnel resources.”

Ampio recently announced it will begin patient recruitment for its trial of Optina™ for diabetic retinopathy and has started the CRO selection process for its clinical trial programs. Ampio will explore licensing opportunities for its sexual dysfunction drugs as soon as the terms of the acquisition agreement are approved by DMI shareholders.

About Ampio Pharmaceuticals

Ampio Pharmaceuticals, Inc. develops innovative proprietary drugs for metabolic disease, eye disease, kidney disease, inflammation and CNS disease. The product pipeline includes new uses for previously approved drugs and new molecular entities (“NMEs”). By concentrating on development of new uses for previously approved drugs, approval timelines, costs and risk of clinical failure are reduced because these drugs have strong potential to be safe and effective while their shorter development times can significantly increase near-term value. A key strategy includes actively exploring partnership, licensing and other collaboration opportunities to maximize Ampio’s product development programs.

About DMI BioSciences, Inc.

DMI BioSciences, Inc. was founded by Dr. David Bar-Or in 1990 to develop innovative diagnostic tests and drugs for the medical device and biopharmaceutical industry. DMI is a predecessor company to Ampio Pharmaceuticals.

Safe Harbor Statement

Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors.

Investor Contact: Redwood Consultants, LLC Tel: +1 415-884-0348

James V. Winkler, MD

Director of Medical Affairs

Ampio Pharmaceuticals, Inc.

8400 E. Crescent Parkway, Suite 600

Greenwood Village, CO 80111 USA

Tel: +1 303-418-1000; Direct: +1 303-418-1007

Fax: +1 303-418-1001 jwinkler@ampiopharma.com